FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

April 2, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TYLER RESOURCES INC.

UNAUDITED INTERIM

CONSOLIDATED

FINANCIAL STATEMENTS

2nd Quarter Reports

January 31, 2007

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

Phone: (403) 269-6753

Fax:  (403) 266-2606

www.tylerresources.com

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at January 31, 2007 nor the unaudited interim consolidated statements of operations and cash flows and unaudited interim consolidated schedule of mineral properties for the six month periods ended January 31, 2007 and January 31, 2006.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)		January 31	July 31
(Canadian dollars)		2007	2006

ASSETS
Current
Cash and cash equivalents		$1,967,719	$2,224,922
Accounts receivable Note 2		599,050	1,386,180
Prepaids		36,229	30,969
		2,602,998	3,642,071

OTHER ASSETS Note 3		111,923	35,750
CAPITAL ASSETS Note 4		59,696	67,999
MINERAL PROPERTIES Schedule		18,476,336	16,268,836
DEFERRED FINANCING EXPENSES Note 6		173,184	-

		$21,424,137	$20,014,656

LIABILITIES
Current
Accounts payable and accrued liabilities		$452,862	$948,213

Asset retirement obligation Note 5		55,590	55,590
Convertible debenture Note 6		1,658,853	-

SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 7
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
91,067,399 common shares,(July 31,2006-90,384,199)		23,383,439	23,109,538
EQUITY COMPONENT CONVERTIBLE
DEBENTURE Note 6		280,064	-
CONTRIBUTED SURPLUS Note 8		2,684,820	2,332,070
WARRANTS Note 9(iii)		3,504,970	3,417,961
DEFICIT		(10,596,461)	(9,848,716)

		19,256,832	19,010,853

		$21,424,137	$20,014,656

Commitments Note 11
Subsequent Event Note 12

Approved on behalf of the Board

"Gregory Smith"	Director	"Jean Pierre Jutras"	Director

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)
(Canadian dollars)

	Three months ended January 31,		Six months ended January 31,
	2007	2006	2007	2006

INTEREST INCOME	$4,825	$56,456	$18,906	$129,981

EXPENSES
General and administrative	440,276	322,882	624,778	443,292
Professional fees	918	21,823	24,599	67,161
Reporting to shareholders	4,952	35,054	6,502	35,054
Stock exchange, filing and transfer
agent fees	28,789	19,324	39,782	27,903
Depreciation	4,151	5,152	8,303	10,049
Overhead recoveries	(18,625)	-	(26,744)	-
Write-down of investments	-	-	17,000	-
Amortization of deferred financing expenses	24,741	-	24,741	-
Debenture interest	94,853	-	94,853	-
Foreign exchange (gain)/ loss	(27,503)	57,847	(47,163)	113,280
	552,552	462,082	766,651	696,739
NET LOSS	(547,727)	(405,626)	(747,745)	(566,758)

DEFICIT, beginning of period	(10,048,734)	(7,346,178)	(9,848,716)	(7,185,046)

DEFICIT, end of period	$(10,596,461)	$(7,751,804)	$(10,596,461)	$(7,751,804)

LOSS PER SHARE
Basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)

WEIGHTED AVERAGE SHARES
OUTSTANDING
Basic and diluted	90,409,042	89,514,960	90,396,621	88,899,742

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)
(Canadian dollars)

	Three months ended January 31,		Six months ended January 31,
	2007	2006	2007	2006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Interest and other income received	$23,450	$56,456	$45,650	$129,981
Cash operating expenses	(189,436)	(547,440)	(390,071)	(652,710)
	(165,986)	(490,984)	(344,421)	(522,729)

INVESTING ACTIVITIES
Mineral property expenditures	(1,155,447)	(1,400,838)	(2,899,937)	(2,912,894)
Proceeds on sale of property	-	-	1,000,000	-
Capital asset expenditures	-	(5,113)	-	(5,870)
	(1,155,447)	(1,405,951)	(1,899,937)	(2,918,764)

FINANCING ACTIVITIES
Exercise of warrants and options	176,984	343,750	176,984	1,211,950
Debenture proceeds net of issue costs	1,763,008	-	1,763,008	-
	1,939,992	343,750	1,939,992	1,211,950
EFFECT OF EXCHANGE ON CASH AND CASH EQUIVALENTS
	27,503	-	47,163	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
	646,062	(1,553,185)	(257,203)	(2,229,543)
CASH AND CASH EQUIVALENTS:
beginning of period	1,321,657	9,592,576	2,224,922	10,268,934
end of period	$1,967,719	$8,039,391	$1,967,719	$8,039,391

Cash and cash equivalents consist of:
Balances with banks			423,172	863,594
Short term deposits			1,544,547	7,175,797
			$1,967,719	$8,039,391

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.
INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
(Unaudited - prepared by management)
(Canadian dollars)
FOR THE SIX MONTHS ENDED JANUARY 31, 2007 AND JANUARY 31, 2006

	Total	Mexico, Bahuerachi		Other
January 31, 2007
Exploration and development expenditures:
Balance July 31, 2006	$14,578,069	$13,772,405		$805,664
Geological consulting	396,395	396,395		-
Drilling	1,100,187	1,100,187		-
Drilling advances	(125,818)	(125,818)		-
Camp costs	404,544	404,544		-
Site preparation	260,695	260,695		-
Project field costs	204,484	204,484		-
Geophysical	-	-		-
Geochemical	235,291	235,291		-
Environmental	1,190	1,190		-
Scoping study	20,931	20,931
Asset retirement obligation	-	-		-
Sale of property	(795,927)	-		(795,927)
Balance January 31, 2007	16,280,041	16,270,304		9,737
Property acquisition costs:
Balance July 31, 2006	1,690,767	1,391,054		299,713
Costs incurred	796,601	796,252		349
Sale of property	(291,073)	-		(291,073)
Balance January 31, 2007	2,196,295	2,187,306		8,989
Total mineral properties January 31, 2007	$18,476,336	$18,457,610		$18,726

	Total	Mexico, Bahuerachi		Other
January 31, 2006
Exploration and development expenditures:
Balance July 31, 2005	$7,734,565	$5,993,397		$1,741,168
Geological consulting	275,421	275,421		-
Geochemical	141,790	141,790		-
Geophysical	7,335	7,335		-
Drilling	1,482,624	1,482,624		-
Drilling advances	289,949	289,949		-
Camp costs	389,416	389,416		-
Site preparation	384,920	384,920		-
Project field costs	221,003	221,003		-
Environmental	15,424	15,424		-
Balance January 31, 2006	10,942,447	9,201,279		1,741,168
Property acquisition costs:
Balance July 31, 2005	2,099,590	1,208,365		891,225
Costs incurred	79,836	79,836		-
Balance January 31, 2006	2,179,426	1,288,201		891,225
Total mineral properties January 31, 2006	$13,121,873	$10,489,480	$
				2,632,393

See accompanying notes to the interim consolidated financial statements.

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007

(Canadian dollars)

(Unaudited – prepared by management)

1.

Accounting Policies

Basis of presentation

The interim consolidated financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended July 31, 2006.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary Recursos Tyler S.A. de C.V.

2.

Accounts Receivable

	January 31, 2007	July 31, 2006
Value added tax receivable (“IVA”) (a)	$ 558,105	$ 1,218,101
Due from related parties	9,998	21,301
Other accounts receivable	30,947	146,778
	$ 599,050	$ 1,386,180

a)

The Company pays a 15% recoverable goods and services value added tax to the Government of Mexico, which is recoverable.  The balance is net of an allowance of $98,000.

3.

Other Assets

	January 31, 2007	July 31, 2006
Long-term investment (fair value $23,250; July 31, 2006 - $18,000)	$ 18,750	$ 35,750
Long-term prepaid rent	6,173	-
Warrants received on sale of property (a)	87,000	-
	$ 111,923	$ 35,750

a)

The Company sold the Weedy Lake property located in Saskatchewan to Golden Band Resources Inc. (“Golden Band”) in August 2006 for $1 million CAD plus 500,000 warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008.  The warrants received on the sale were valued using the Black-Scholes Option Pricing Model to be $87,000.

4.

Capital Assets

	January 31, 2007	July 31, 2006
Cost	$ 115,112	$ 115,112
Accumulated amortization	55,416	47,113
Net book value	$ 59,696	$ 67,999

5.

Asset Retirement Obligation

The Company’s environmental permit for its Bahuerachi project establishes reclamation requirements for land disturbed during exploration.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the present value of its future reclamation obligation to be $55,590 at January 31, 2007.  The present value of the future reclamation obligation assumes a risk free rate of 4.12% and commencement of reclamation activities is expected to be fiscal 2007 to 2008.

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007

 (Canadian dollars)

(Unaudited – prepared by management)

6.

Convertible Debenture

	Liability Component	Equity Component	Warrant Component
November 21, 2006 issue	$ 1,658,853	$ 326,000	$ 78,000
Issue costs	(173,184)	(39,416)	(9,431)
Discount	-	(6,520)	(1,560)
Net balance, January 31, 2007	$1,485,669	$280,064	$67,009

On November 21, 2006 the Company closed a brokered private placement with Jennings Capital Inc. for aggregate gross proceeds of $2,000,180 by selling 2,041 units at $980 per unit with each unit consisting of a convertible debenture having a face value of $1,000 and 500 warrants of the Company.  Each warrant will entitle the holder thereof to purchase one common share of the Company at a price of $0.60 until November 21, 2008, subject to acceleration rights.  The fair value of the Warrants of $78,000 is recognized as a separate component of equity.  The warrants are subject to a hold period until March 22, 2007.  The term of the debenture is two years, with the principle amount due November 22, 2008.

The debenture bears interest at 10% per annum, payable semi-annually on April 30 and October 31.   At the option of the Company, the interest payments will be paid in cash or by common shares of the Company.  If common shares of the Company are issued in satisfaction of interest payable, the value to be assigned to such common shares shall be a price equal to 95% of the volume-weighted average trading prices of the common shares on the TSX Venture Exchange for the five trading days immediately preceding the date of the issue of such common shares.

Pursuant to the brokered private placement, the Company granted 278,327 warrants to the agents (“Agents’ Warrants”).  Each whole purchase warrant may be exercised at $0.55 per share until May 21, 2008 to acquire one common share.  The fair value of the Agents’ Warrants of $20,000 is included in deferred financing costs.

As the convertible debenture was considered to be a compound financial instrument, the liability, equity and warrant components were presented separately, as determined at November 21, 2006.  The Company valued the separate components of the convertible debenture using the proportional method.  The liability component was valued using the current market rate for comparable instruments, at the time of issuance, which was estimated to be 20%.  The equity and warrant components were valued using the Black-Scholes Option Pricing Model using the following assumptions:

	Conversion Option	Warrants
Risk-free interest rate	3.93%	3.93%
Expected life of warrants	2 years	1.5 to 2 years
Annualized volatility	52.00%	52.00%
Dividend rate	0.00%	0.00%

Net proceeds of the financing are $1.8 million after deducting issue costs of $246,772, which consist of agent’s commission, fair value of the agents’ warrants and legal fees.  These expenses have been allocated to the liability and equity components of the financing, on the basis of their respective fair values.  The costs allocated to the liability component of $197,925 have been recorded as deferred financing expenses, while those related to the equity components went towards reducing the carrying value of those components. Over the term of the debenture, deferred financing expenses are accreted to the face value of the liability component by recording additional interest expense.  Accreted deferred financing costs as of January 31, 2007 are $24,741.

The $2 million was split proportionally based on the separate value of each component.  Over the term of the debenture, the debt component is accreted to the face value of the debenture by recording additional interest expense.

January 31, 2007
Principal amount	$2,041,000
Less: equity component related to warrants	(78,000)
Less: remaining equity component	(326,000)
Less: discount on issuance	(32,740)
Amount recorded as the liability component	1,604,260
Add: accreted interest	50,500
Add: accreted discount	4,093
Liability component as of January 31, 2007	1,658,853

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007

 (Canadian dollars)

(Unaudited – prepared by management)

6.

Convertible Debenture (continued)

Accrued debenture interest payable of $40,261 is included in accounts payable and accrued liabilities.

The proceeds from the offering will be used to further the Company’s Bahuerachi project in Mexico and for working capital purposes.

Directors and officers, or companies over whom they have control or direction, subscribed to $272,000 of the debenture.

7.

Capital Stock

a)

Common Shares Issued:

	Number of shares	Capital Stock
Balance July 31, 2006	90,384,199	$ 23,109,538
Exercise of options	683,200	273,901
Balance January 31, 2007	91,067,399	$ 23,383,439

b)

Employee and Consultant Options

The Company has an option plan, (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or not more than 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant.  The Board shall, at the time an option is granted under this Plan, fix the exercise price to not be less than that permitted under the rules of any stock exchange or exchanges on which the shares are then listed.

The 200,000 options exercisable at $1.18 per share to June 13, 2010 vest in increments of 50,000 every six months commencing six months from the date of employment of June 13, 2005.  The 100,000 options exercisable at $1.35 per share to October 11, 2010 were fully vested as of October 12, 2006 and were subsequently cancelled due to the finalization of the contract.  The remainder of the options outstanding vested on the grant date.

	Number of Options	Weighted-Average Exercise Price
As at July 31, 2006	5,248,200	$0.54
Granted	1,615,000	$0.50
Exercised	(683,200)	$0.26
Expired	(100,000)	$1.35
As at January 31, 2007	6,080,000	$0.55
Exercisable at January 31, 2007	6,038,333

The following summarizes stock options outstanding at January 31, 2007:

Expiry Date	Number of shares	Exercise Price
July 22, 2007	825,000	$0.35
May 2, 2008	375,000	$1.54
December 15, 2008	730,000	$0.10
January 5, 2009	40,000	$1.05
January 29, 2009	850,000	$0.20
February 9, 2009	200,000	$1.09
April 6, 2009	50,000	$0.94
December 16, 2009	925,000	$0.65
February 7, 2010	70,000	$1.54
June 13, 2010	200,000	$1.18
July 20, 2010	200,000	$1.00
January 3, 2012	1,615,000	$0.50
	6,080,000

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007

 (Canadian dollars)

(Unaudited – prepared by management)

7.

Capital Stock (continued)

b)

Employee and Consultant Options (continued)

i)  Stock-Based Compensation

Stock based compensation expense during the six months ended January 31, 2007 was valued at $449,667 (July 31, 2006 - $499,250) of which $91,282 (July 31, 2006 - $118,000) is included in geological consulting in mineral properties and $358,385 (July 31, 2006 - $381,250) is included in general and administrative expenses.  The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	January 31, 2007	July 31, 2006
Risk-free interest rate	3.90%	3.66%
Expected life of options	3 years	2 to 3 years
Expected stock price volatility	87.53%	101.96%
Expected dividend yield	0.00%	0.00%

8.

Contributed Surplus

Contributed Surplus
As at July 31, 2006	$ 2,332,070
Options granted	378,000
Stock-based compensation Note 6b)i	71,667
Options exercised	(96,917)
As at January 31, 2007	$ 2,684,820

9.

Warrants

i) Warrants Outstanding

Issue Date	Expiry Date	Number of Warrants January 31, 2007	Exercise Price	Fair Value Assigned
April 25, 2005	April 26, 2007	3,617,800	$1.75	$1,828,489
April 27, 2005	April 28,2007	3,892,600	$1.75	$1,771,511
November 21, 2006	May 21, 2008	278,327	$0.55	$ 22,000
November 21, 2006	November 22, 2008	1,020,500	$0.60	$ 69,000
		8,809,227

ii)

Warrant Transactions

	Number of Warrants	Weighted-Average Exercise Price
As at July 31, 2006	7,510,400	$1.75
Granted	1,298,827	$0.59
As at January 31, 2007	8,809,227	$1.58
Exercisable at January 31, 2007	7,510,400

iii)  Warrant Values

Warrant Values
As at July 31, 2006	$ 3,417,961
Agents warrants granted on convertible debenture (Note 6)	20,000
Warrants granted on convertible debenture net of issue costs (Note 6)	67,009
As at January 31, 2007	$ 3,504,970

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007

 (Canadian dollars)

(Unaudited – prepared by management)

9.

Warrants (continued)

iii)  Warrant Values (continued)

Pursuant to the November 21, 2006 convertible debenture, warrants exercisable at $0.60 per share were issued that may be exercised to acquire 1,020,500 common shares to November 22, 2008.  Pursuant to the brokered private placement, the Company also granted 278,327 Agents’ Warrants.  Directors, officers and control persons subscribed to 139,000 warrants pursuant to the November 21, 2006 convertible debenture.  See Note 6 for more information on the convertible debenture and for calculations of the warrant values.

Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.  Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants.  Directors, officers and control persons subscribed to 232,800 of the Units pursuant to the April, 2005 private placements.

During the prior year, a total of 400,000 warrants at a price of $1.75 were tendered back to Tyler for immediate cancellation.

10.

Related Party Transactions

During the six months ended January 31, 2007 and January 31, 2006, companies, related by virtue of certain common officers and directors, and corporations in which certain of the Company’s officers or directors are shareholders, have provided services for consideration summarized below:

	January 31, 2007	January 31, 2006
Geological and exploration	$ 15,000	$ 47,000
Direct administrative	4,000	89,000
Office lease and operating	36,000	22,000
	$ 55,000	$ 158,000

Included in the above related party transactions are amounts receivable at January 31, 2007 of $10,000 (July 31, 2006 - $21,000).  These amounts are included in accounts receivable.  Included in the above related party transactions are amounts unpaid at January 31, 2007 of $2,000 (July 31, 2006 - $6,000).  These amounts are included in accounts payable and accrued liabilities.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Overhead recoveries for the six months ended January 31, 2007 of $27,000 (January 31, 2006 - $Nil) were charged to companies related by virtue of certain common officers and directors.

See also Notes 7b) and 9iii).

11.

Commitments

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $37,414 in fiscal 2007 and $52,332 in fiscal 2008 to 2011.   The Company is also required to pay its share of annual associated lease operating costs which are expected to approximate $15,871 in fiscal 2007 and $22,488 in fiscal 2008 to 2011.

The Company is under drilling contracts with third party drilling companies for diamond drilling and/or reverse circulation drilling.  As of January 31, 2007, approximately $385,000 USD remains on contract.

Pursuant to an occupation agreement signed in June 2006, the Company is required to make annual surface rights payments of $166,000 Pesos (approximately $17,000) in June of each year for 10 years (to 2016) to a third party.  The first payment also included paying for the previous two years and totaled $498,000 Pesos (approximately $49,000), which was paid in June 2006.

TYLER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007

 (Canadian dollars)

(Unaudited – prepared by management)

12.

Subsequent Event

On March 15, 2007 the Company closed a brokered private placement with Jennings Capital Inc. for 20,000,000 units at $0.50 per unit for gross proceeds of $10,000,000.  Each unit consists of one common share and one-half of one purchase warrant of the Company.  Each whole warrant will entitle the holder to purchase one share at an exercise price of $0.75 per share until March 15, 2009.  The warrants were allocated a value of $1,818,000 of the total issue price using the Black-Scholes Option Pricing Model.  Pursuant to the brokered private placement, the agent received an Agent’s Warrant exercisable to purchase 1,140,000 shares.  Each Agents’ Warrant will entitle the holder to acquire one share at a price of $0.50 per share until March 15, 2009.  The Agents’ Warrants were allocated a value of $295,000 of the total issue price using the Black-Scholes Option Pricing Model.  The securities issued are subject to a hold period until July 16, 2007.  On closure of the private placement, 20,000,000 shares of the Company were issued and on conversion of the warrants, 11,140,000 shares could be issued.  Net proceeds of the financing are $9,313,000 after deducting the agent’s commission and legal fees totaling approximately $687,000.  Proceeds from the financing will be used for exploration expenditures, preparation of a feasibility study on the Company’s Bahuerachi property in Mexico and for working capital purposes.

13.

Comparative Amounts

Certain comparative amounts have been reclassified to conform to presentation adopted in the current year.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

The information included in this document should be read in conjunction with the Company’s unaudited interim consolidated financial statements including notes for the six months ended January 31, 2007 and the Company’s audited consolidated financial statements for the year ended July 31, 2006 and related notes thereto.  The consolidated financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is March 30, 2007.  All dollar amounts are in Canadian Dollars unless otherwise stated.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 30, 2007.  Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements.  Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements.  The primary risk factors affecting the Company are discussed further in Note 15, “Risks”, below.  The Company disclaims any intention and assumes no obligation to update forward looking statements if circumstances or management’s estimates, plans or opinions should change.  The reader is cautioned not to place undue reliance on forward looking statements.

Use of Mineral Reserve and Resource Terminology

The Company is incorporated under the Business Corporations Act (Alberta) in Canada. The mineral resources described in this MD&A are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in Securities and Exchange Commission ("SEC") Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this MD&A containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

 Cautionary Note to U.S. Investors Concerning Estimates of Inferred and Indicated Mineral Resources

This document uses the term "inferred mineral resources" and “indicated mineral resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. Under U.S. Securities and Exchange Commission, U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable or that any part or all of mineral deposits in the indicated category will ever be converted into reserves.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company’s primary property is the Bahuerachi property in Mexico.  The Company is an “exploration company” as its properties have not yet reached commercial production being at the advanced exploration stage. At this time all efforts planned by the Company are directed to increasing understanding of the characteristics and economics of the Bahuerachi mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the size of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the Bahuerachi property where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

2)

Overall Performance of the Company

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the Company’s net income is not a meaningful indicator of its performance or potential.

During the 2006 fiscal year and the six months ended January 31, 2007, the Company continued exploration on its primary project, Bahuerachi, located in Mexico.  The Company streamlined its focus on the Bahuerachi project by writing off the properties in Northwest Territories and by selling its Saskatchewan Weedy Lake property interest.

The Company completed the first six months of fiscal 2007 with $2,150,000 in working capital.  The Company closed two private placement financings as of the effective date of this report.  One closed on November 21, 2006 with net proceeds of $1.8 million and the second closed March 15, 2007 with net proceeds of $9.3 million.  The proceeds on the financings will be used for exploration expenditures, preparation of a feasibility study on the Company’s Bahuerachi property in Mexico and for working capital purposes.

3)

Mineral Properties

Mexico

The principal exploration property in Mexico, Bahuerachi, is owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV.  Bahuerachi is located in the state of Chihuahua roughly eight kilometres north of the town of La Reforma, Sinaloa.  Substantially all of the Company’s current efforts and resources are devoted to the exploration of this project.  The base and precious metals of interest on the property include copper, gold, zinc, molybdenum and silver.

At July 31, 2006 the Company held a 95% interest in 2 of the 6 titles on the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest was convertible by the Company into a 10% net profits interest, which could be purchased by the Company for $700,000 USD.  Under the terms of this option agreement the Company was required to pay $50,000 USD annually to the Optioner until the property commenced production. In October 2006, the Company purchased the 10% net profits interest extinguishing all future royalty obligations.  All titles for the Bahuerachi project are now fully owned by the Company’s Mexican subsidiary.

As of June 4, 2006, the Company formalized their working relationship with the local Community for a fixed period of 10 years for exploration purposes (to 2016).  In a formally called and legally constituted Assembly Meeting of the Community at Bahuerachi, Tyler was formally granted an occupation agreement which will protect its rights to explore on all priority exploration targets identified to date.  The Agreement gives Tyler secure rights to access the areas it needs for exploration, the right to build roads, conduct trenching and drilling, maintain its camp and build further infrastructure as needed, as well as access to water.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

3)

Mineral properties – Mexico (continued)

The Phase II Drilling Program at Bahuerachi was designed to cover approximately 11,000 meters of drilling.  It commenced during the year ended July 31, 2005, with expenditures totaling approximately $4 million. This Program was subsequently substantially expanded, to an ultimate total of 35,000 meters (ongoing) of combined diamond drilling and reverse circulation drilling based on encouraging results within the areas drilled to date.  Expenditures on the program throughout the six months ended January 31, 2007 totaled approximately $2.9 million.  This program has largely been funded to date by the proceeds of a private placement netting $9.7 million concluded in April 2005.  Since October 2006, two brokered financings brought in proceeds of approximately $11.1 million which will be mainly used to fund the project.  Approximately 2,000 meters remain on the Phase II drilling program, bringing cumulative meters drilled since 2004 in excess of 40,000 meters.  Drilling is currently ongoing with two diamond drill rigs and one reverse circulation drill rig.

The Company expanded its Bahuerachi property in fiscal 2006 by staking three new areas contiguous to its previously existing claim block.  These three new titles cover an additional 3,476 hectares, bringing the total area under title to the Company and forming the Bahuerachi project to 6,488 hectares.

In September 2006, the Company reported results of the initial NI 43-101 compliant independent resource estimate, incorporating the bulk of drilling conducted at Bahuerachi to July 31, 2006.  The estimate was prepared by Associated Mining Consultants Ltd. for work conducted to July 15th, 2006 within the Main Zone of the Bahuerachi Project.  The Company noted that a significant portion of the material as defined in this initial resource estimate has been classified as an Indicated Resource, which exceeded management’s expectation for this initial round of modeling.  This increase in confidence level for a portion of the resources on a first pass basis is largely due to the relatively uniform and predictable distribution of mineralization within the bulk tonnage porphyry and skarn units, allowing for greater confidence levels in projecting data from existing drill holes within the model space.

A summary of both Inferred and Indicated Resources defined to date at various cut-off grades has been provided by the Company’s Independent Consultants and results, as released on September 25th 2006, are again presented below:

BAHUERACHI MAIN ZONE Initial Indicated and Inferred Resources.

Copper % cutoff	Category	In Situ Tonnes	Cu %	Au g/t	Ag g/t	Mo %	Zn %	CuEq(1) %
0.0	Indicated	202,006,507	0.36	0.04	3.28	0.008	0.06	0.55
	Inferred	237,569,006	0.26	0.02	1.61	0.005	0.02	0.35

0.1	Indicated	176,589,593	0.41	0.04	3.64	0.009	0.07	0.61
	Inferred	202,525,959	0.29	0.02	1.78	0.005	0.02	0.40

0.2 (2)	Indicated	134,693,967	0.49	0.05	4.25	0.009	0.08	0.72
	Inferred	134,221,239	0.36	0.03	2.11	0.005	0.02	0.48

0.3	Indicated	92,244,570	0.60	0.06	5.20	0.007	0.11	0.85
	Inferred	75,565,829	0.46	0.04	2.57	0.004	0.03	0.59

0.4	Indicated	63,082,536	0.71	0.07	6.33	0.006	0.16	1.01
	Inferred	40,482,465	0.55	0.05	3.22	0.004	0.04	0.71

0.5	Indicated	45,894,555	0.81	0.08	7.42	0.007	0.20	1.16
	Inferred	22,161,619	0.64	0.06	3.81	0.004	0.05	0.82

(1)

Copper equivalents calculated using US$1.50/lb Cu, $10.00/lb Mo, $7.00/oz Ag. Gold and Zinc were not factored in the copper equivalent calculation and copper equivalents have not been adjusted for metallurgical recoveries at this time.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

3)

Mineral properties (continued)

(2)

A 0.2% copper cutoff is consistent with, and in the case of oxide material, above cut off grades currently being used in Mexico at other operations in this type of environment.

(3)

For modeling purposes, all metal values were capped at the 99th percentile of their normal population distribution.

BAHUERACHI MAIN ZONE, Contained metals, Initial estimate, based on Inferred and Indicated categories.

Copper % cutoff	Category	Copper Million lbs	Gold Ounces	Silver Million Ounces	Molybdenum Million lbs	Zinc Million lbs
0.0	Indicated	1,608.78	240,306	21.32	35.55	275.54
	Inferred	1,332.76	152,763	12.29	26.13	104.53

0.1	Indicated	1,581.18	232,781	20.66	34.97	268.06
	Inferred	1,301.03	143,252	11.56	22.28	93.57

0.2	Indicated	1,440.15	216,529	18.39	26.67	248.92
	Inferred	1,074.84	120,831	9.10	14.76	70.87

0.3	Indicated	1,209.51	183,878	15.43	14.21	231.35
	Inferred	756.41	87,463	6.25	6.65	48.21

0.4	Indicated	988.12	150,085	12.84	8.33	216.50
	Inferred	492.51	61,173	4.19	3.56	33.84

0.5	Indicated	818.85	123,948	10.94	7.07	200.93
	Inferred	313.50	40,614	2.72	1.95	25.35

A full Independent Technical Report on the Mineral Resource Estimate was filed on Sedar on November 17, 2006.

The Company continues to be encouraged by the widespread mineralization encountered to date on the project, with grades and widths confirming open pit style, bulk tonnage mining potential.  With the confirmation, through an initial resource estimate study, of a significant new mineral deposit identified at the Bahuerachi property in Mexico, the Company plans to conduct a preliminary economic assessment for a mining operation based on the current resource base as well as to expand the resource area with continued drilling in fiscal 2007.  Bahuerachi’s copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

The Company plans to perform infill drilling within the Bahuerachi main zone porphyry/skarn complex in order to continue increasing the overall amount of the defined resource base, upgrading classification of inferred material to the indicated category, expanding the resource area where open potential to do so exists, as well as testing additional targets on site over the forthcoming fiscal year.   The Company plans to complete an update to the independent resource estimate within the next fiscal quarter.  The Company has retained an experienced third party to conduct a scoping study on its current resource base, which will outline economic parameters for a mining operation at Bahuerachi.

Canada

a)

Northwest Territories

The Company has a 29.91% interest in the Carat property located in the Northwest Territories.  The Company does not intend to carry out any future development on the property and therefore wrote off the property in fiscal 2006.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

3)

Mineral properties (continued)

Canada

b)

Saskatchewan-Weedy Lake

As of July 31, 2006, the Company held a 50.1% interest in the Weedy Lake property located in Saskatchewan.  In August 2006, the property interest was sold to Golden Band Resources Inc. (“Golden Band”) for $1 million CAD plus 500,000 warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008.  The warrants received on the sale were valued using the Black-Scholes Option Pricing Model for $87,000.

4)

Operating Results

The net loss for the six months ended January 31, 2007 of $748,000 represents a $181,000 increase over the prior comparative period’s loss.  The increase is primarily due to the $181,000 increase in general and administrative costs, the $84,000 decrease in interest income and the $120,000 increase in expenses relating to the November 2006 convertible debenture, which was offset by the $160,000 change in the foreign exchange loss.  Interest income is earned on the Company’s investments in treasury bills and bankers acceptances and the Company had less cash invested versus the comparable period.  The foreign exchange gain of $47,000 was principally due to unrealized gains associated with holding less monetary balances in U.S. dollars and more monetary balances in Mexican Pesos.  Also, the weakening of the Canadian dollar relative to the U.S. dollar and the strengthening of the Canadian dollar relative to the Mexican Pesos in the six months ended January 31, 2007, affected the foreign exchange gain.  In November 2006, the Company closed a convertible debenture financing which brought about accrued debenture interest expense of $95,000 and amortization of deferred financing expenses of $25,000.

“General and administrative” expenses have increased approximately $181,000 from the comparative period.  An increase in salaries and stock based compensation was offset by the decrease in consulting costs and office and secretarial expenses.  The increase of approximately $111,000 in salaries and benefits is due to the hiring of three employees.  Stock options vested during the period ended January 31, 2007 valued at $358,000 increased from the prior period’s value of $123,000.  The decrease in consulting costs of $93,000 is due to the past CEO leaving in December 2005 and the new CEO’s compensation being included in salaries as of February 2006 instead of consulting.  Office and secretarial costs reduced by $54,000 from the comparable period as the staff that was being billed through related parties became employees of the Company in June 2006 and therefore their compensation is now being included in salaries instead of office and secretarial.

5)

Liquidity and Capital Resources

At January 31, 2007, the Company had positive working capital of $2,150,000 and cash and cash equivalents of $1,968,000.  Cash was provided through the sale of the Weedy Lake property in Saskatchewan during August 2006 totaling $1 million, net of $1,763,000 from the convertible debenture in November 2006 and $46,000 through interest income on portfolio investments and recovery of overhead costs.  The largest use of cash during the six months ended January 31, 2007 related to mineral property expenditures on the Bahuerachi property in Mexico of $2,900,000.  This was comparable to the prior period’s expenditures of $2,913,000.  Further, cash was expended on operating expenditures in excess of interest and other income in the amount of $390,000.  The decrease in operating activities of $263,000 over the comparative period was largely due to the increase in vested stock options allocated to General and Administrative employees of $358,000 compared to the prior periods $123,000, the decrease in interest income and the change in the foreign exchange loss discussed in Note (4) above.  There was $177,000 in warrants or options exercised in the six months ended January 31, 2007 compared to the $1,212,000 brought in the six months ended January 31, 2006.

On November 21, 2006 the Company closed a brokered private placement with Jennings Capital Inc. for aggregate gross proceeds of $2,000,180 by selling 2,041 units at $980 per unit with each unit consisting of a convertible debenture having a face value of $1,000 and 500 warrants of the Company.  Net proceeds of the financing are $1,753,000 after deducting the agent’s commission, fair value of agents’ warrants and legal fees.  On conversion, a total of 5,462,467 common shares could be issued.  Interest on the debentures of 10% is payable semi-annually in equal payments and the payments can be made in cash or shares at the option of the Company.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

5)

Liquidity and Capital Resources (continued)

On March 15, 2007 the Company closed a brokered private placement with Jennings Capital Inc. for 20,000,000 units at $0.50 per unit for gross proceeds of $10,000,000.  Each unit consists of one common share and one-half of one purchase warrant of the Company.  Each whole warrant will entitle the holder to purchase one share at an exercise price of $0.75 per share until March 15, 2009.  The warrants were allocated a value of $1,818,000 of the total issue price using the Black-Scholes Option Pricing Model.  Pursuant to the brokered private placement, the agent received an Agent’s Warrant exercisable to purchase 1,140,000 shares.  Each Agents’ Warrant will entitle the holder to acquire one share at a price of $0.50 per share until March 15, 2009.  The Agents’ Warrants were allocated a value of $295,000 of the total issue price using the Black-Scholes Option Pricing Model.  The securities issued are subject to a hold period until July 16, 2007.  On closure of the private placement, 20,000,000 shares of the Company were issued and on conversion of the warrants, 11,140,000 shares could be issued.  Net proceeds of the financing are $9,313,000 after deducting the agent’s commission and legal fees totaling approximately $687,000.  Proceeds from the two financings completed in the six months ended January 31, 2007 will be used for exploration expenditures, preparation of a feasibility study on the Company’s Bahuerachi property in Mexico and for working capital purposes.

The Company plans to perform further infill drilling within the Bahuerachi Main Zone porphyry/skarn complex in order to continue increasing the overall amount of the resource base, upgrade classification of inferred material to the indicated category, expand the resource area where open potential to do so exists, as well as test additional targets on site over fiscal 2007.   The Company has retained an experienced third party to conduct a scoping study on its current resource base.  The scoping study will provide the necessary economic and technical parameters required to determine whether the project, or parts of the project, justify moving to the mining feasibility stage to convert the existing resource base to a mineable reserve base and provide a comprehensive economic analysis of the deposit’s potential.

Management and the Board of Directors review the approved work plan and budget for the Bahuerachi project at regular intervals throughout the year, and make revisions to the budget in response to exploration success (or the lack thereof) on the project as well as working capital available for further exploration and development expenditures.

Other than the financing discussed above, the Company has no debt, does not have any unused lines of credit or other arrangements in place to borrow funds, and has no off-balance sheet financing arrangements.  The Company does not use hedging or other financial derivatives.

Significant changes in working capital amounts were as follows:

Total accounts receivables (combined related and non-related) decreased from July 31, 2006 by a total of $787,000 mainly due to the value added tax receivable (“IVA”) starting to be recovered.  The Company pays a 15% recoverable goods and services value added tax to the Government of Mexico.  Other receivables decreased from July 31, 2006 by $116,000 which was mainly due to a $100,000 USD advance to a third party drilling company being returned.  Payables and accrued liabilities, (combined related and non-related) decreased by approximately $495,000.  The decrease is primarily attributable to the drilling and exploration activity at the Bahuerachi property in Mexico at period end and the timing of billings received by the Company from a third party drilling company.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

5)

Liquidity and Capital Resources (continued)

Table of Contractual Commitments

The following table lists as of January 31, 2007 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	2,449,200	204,100	2,245,100	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	352,565	53,285	224,460	74,820	-
Occupation Agreement	170,000	17,000	51,000	51,000	51,000
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	2,971,765	274,385	2,520,560	125,820	51,000

For additional information related to the Company’s obligations and commitments see Note 6 and Note 11 in the Company’s unaudited interim consolidated financial statements attached.

6)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at July 31,	2006	2005	2004
Financial Results
Interest income	$ 226,308	$ 74,665	$ 25,460
Net Loss	$ (2,663,670)	$ (1,631,597)	$ (1,144,770)
Basic and diluted loss per share	$ (0.03)	$ (0.02)	$ (0.02)
Financial Position
Working capital	$ 2,693,858	$ 9,983,280	$ 2,317,383
Total assets	$ 20,014,656	$ 20,254,992	$ 8,139,341
Share Capital	$ 23,109,538	$ 21,620,259	$ 13,051,242
Contributed Surplus	$ 2,332,070	$ 1,900,660	$ 593,050
Warrants	$ 3,417,961	$ 3,600,000	$ -
Deficit	$ (9,848,716)	$ (7,185,046)	$ (5,553,449)

The Company’s earnings can vary significantly depending on the amount and timing of the mineral property write-offs and the amount and vesting of stock options.  Mineral property write-offs and proceeds received on mineral properties in excess of their carrying cost aggregated $1,528,000 in fiscal 2006, (2005 - $Nil; 2004 - $262,000).  The Company commenced accounting for stock option expense as compensation cost in the statement of earnings effective August 1, 2002.  The stock option expense in the year ended July 31, 2006 was $499,000 (2005 - $1,401,000; 2004 - $596,000) of which $118,000 (2005 - $208,000; 2004 - $Nil) was capitalized to geological consulting in mineral properties and $381,000 (2005 -$1,193,000; 2004 - $596,000) was included in general and administrative expenses.

The remaining variations in earnings can be primarily attributed to fluctuations in general and administrative costs that increase as exploration activity increase.  The Company had limited cash resources in 2004, hence conducted less exploration and reduced general and administrative support costs.  See Operating Results Note 4 and Liquidity and Capital Resources Note 5 above for more information on these changes from comparative years.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

7)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Jan 31 2007 Q2 2007	Oct 31 2006 Q1 2007	July 31 2006 Q4 2006	Apr 30 2006 Q3 2006	Jan 31 2006 Q2 2006	Oct 31 2005 Q1 2006	July 31 2005 Q4 2005	Apr 30 2005 Q3 2005
Interest income	$ 4,825	$ 14,081	$ 38,522	$ 57,805	$ 56,456	$ 73,525	$ 45,487	$ 9,886
Net loss before mineral property write-offs and stock option compensation	$ (240,259)	$(250,933)	$(56,135)	$(253,643)	$(283,126)	$(161,129)	$(106,568)	$(120,996)
Stock option compensation expense	$ (307,468)	$(50,917)	$(64,750)	$(194,000)	$(122,500)	-	$(486,900)	-
Mineral property write-offs	-	-	$(1,528,387)	-	-	-	-	-
Net Loss	$ (547,727)	$(200,016)	$(1,649,272)	$(447,643)	$(405,626)	$(161,129)	$(593,468)	$(120,996)
Basic and diluted loss per share	$ (0.01)	(0.00)	(0.03)	$ (0.00)	$ (0.00)	$ 0.00	(0.01)	0.00

Interest revenues vary with the amount of invested cash and interest rates.  Interest revenues started to increase in the fourth quarter of fiscal 2005 as a financing was completed in April 2005 with a decrease starting subsequent to that regarding the reduction in cash available to invest.  The most significant influence on net income/loss is the amount and timing of mineral property write-offs and the recognition of stock option compensation expense.  The quarter ended April 30, 2005 had a higher loss due to a sharp increase in consulting costs and promotional costs associated with marketing the Company to achieve equity financing.  The higher losses starting Q1 of 2006 are primarily due to the increase in exploration activity and efforts to boost the Company’s profile in the investment community after the financing revenues were received at the end of Q3 2005.  Further, expenses increased as a result of new regulatory requirements including fees associated with US filings.  The decrease in net loss in Q4 2006 is due to an adjustment on the exchange rate used on foreign exchange currency transactions.  See Operating Results Note 4 and Liquidity and Capital Resources Note 5 above for more information.

8)

Off-Balance Sheet Arrangements

At the date of this report, the Company had no off-balance sheet arrangements.

9)

Related Party Transactions

The following related party transactions occurred during the six months ended January 31, 2007:

•

$19,013 was paid or payable to Dr. Ebert, an Officer and Director of the Company, for geological consulting and director services.

•

Pursuant to an office lease agreement, a total of $28,928 was paid to a Company related by virtue of certain common officers and directors, for rent of shared office space and $8,916 for lease operating costs and miscellaneous office expenses.

•

Included in revenue and related party accounts payables are overhead recoveries of $18,625 charged to companies related by virtue of certain common officers and directors.

The following compensation was paid to officers and directors of the Company during the six months ended January 31, 2007:

•

$72,000 was paid to Mr. Jutras, an Officer and Director of the Company, for geological consulting and management services.

•

$43,334 was paid to Ms. Munro, an Officer of the Company, for corporate accounting and management services.

•

$28,654 was paid to Ms. O’Neill, an Officer of the Company, for corporate secretary services provided.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

9)

Related Party Transactions (continued)

•

Effective December 2004, the outside directors were entitled to receive $500 per director or committee meeting attended in person and $300 per director or committee meeting attended by telephone.  The Directors suspended payment of these fees as of August 1, 2006.

•

Effective January 2006, the outside directors were entitled to receive monthly compensation of $1,000 per director and an additional $250 for the chairman. The Directors suspended payment of these fees as of August 1, 2006.

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

10)

Professional Fees

Professional fees for the six months ended January 31, 2007 and January 31, 2006 were comprised of the following:

	January 31, 2007	January 31, 2006
Audit and accounting fees	$ 14,722	$ 48,760
US filing legal and accounting	-	8,340
Legal	9,877	10,061
Total	$ 24,599	$ 67,161

11)

Capital Stock, Contributed Surplus and Warrants

a)

Authorized and Issued

Authorized:  Unlimited number of common voting shares

                     Unlimited number of preferred shares

Issued:

Changes to capital stock from January 31, 2007 to March 30, 2007 were as follows:

	Number of shares	Capital Stock
Balance January 31, 2007	91,067,399	$ 23,383,439
Issued for cash: Private placement net of issue costs of $686,970	20,000,000	9,313,030
Private placement allocated to Warrants issued		(1,818,000)
Private placement allocated to Agents’ Warrants issued		(295,000)
Exercise of options	155,000	50,351
Balance March 30, 2007	111,222,399	$ 30,633,820

b)

Contributed Surplus

Changes to contributed surplus from January 31, 2007 to March 30, 2007 were as follows:

Contributed Surplus
Balance January 31, 2007	$ 2,684,820
Exercise of options	(22,351)
Stock-based compensation	13,833
Balance March 30, 2007	$ 2,676,302

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

11)

Capital Stock, Contributed Surplus and Warrants (continued)

c)

Warrants

i) Warrants Outstanding

Issue Date	Expiry Date	Number of Warrants January 31, 2007	Exercise Price	Fair Value Assigned
April 25, 2005	April 26, 2007	3,617,800	$1.75	$1,828,489
April 27, 2005	April 28,2007	3,892,600	$1.75	$1,771,511
November 21, 2006	May 21, 2008	278,327	$0.55	$ 22,000
November 21, 2006	November 22, 2008	1,020,500	$0.60	$ 69,000
March 15, 2006	March 15, 2009	10,000	$0.75	$1,818,000
March 15, 2006	March 15, 2009	1,140,000	$0.50	$ 295,000
		19,949,227

ii)  Warrant Transactions

	Number of Warrants	Weighted-Average Exercise Price
As at January 31, 2007	8,809,227	$1.58
Granted	11,140,000	$0.72
As at March 30, 2007	19,949,227	$1.10
Exercisable at March 30, 2007	7,510,400

iii)

Warrant Values

Warrants
As at January 31, 2007	$3,504,970
Warrants issued on private placement	$2,113,000
As at March 30, 2007	$5,617.970

d)

Employee and Consultant Stock Options

	Number of Options	Weighted-Average Exercise Price
As at January 31, 2007	6,080,000	$0.55
Exercised	(155,000)	$0.18
As at March 30, 2007	5,925,000	$0.56
Exercisable at March 30, 2007	5,900,000

e)

Escrow Shares

There are no escrowed shares.

f)

Fully Diluted

Assuming all “in-the-money” outstanding options and warrants were converted into common shares effective March 30, 2007, the Company’s outstanding common shares would aggregate 115,087,399.

12)

 Officers and Directors

Alan Craven

Director

Shane Ebert

Director, Vice President Exploration

Lesley Hayes

Director

Jean Pierre Jutras

Director, CEO and President

Jennifer Munro

Chief Financial Officer

Barbara O’Neill

Corporate Secretary

Theodore Renner

Director, Chairman

Gregory Smith

Director

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

13)

Contractual Obligations

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $37,414 in fiscal 2007 and $52,332 in fiscal 2008 to 2011.   The Company is also required to pay its share of annual associated lease operating costs, which are expected to approximate $15,871 in fiscal 2007 and $22,488 in fiscal 2008 to 2011.

The Company is under drilling contracts with third party drilling companies for diamond drilling and/or reverse circulation drilling.  As of March 30, 2007, approximately $306,000 USD remains on contract.

Pursuant to an occupation agreement signed in June 2006, the Company is required to make annual surface rights payments of $166,000 Pesos (approximately $17,000) in June of each year for 10 years (to 2016) to a third party.

14)

Investor Relations

The Company did not use an investor relations service during the period of this report.

15)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.

There is intense competition within the minerals industry to acquire properties of merit, and Tyler competes with other companies possessing greater technical and financial resources.  Even if desirable properties are secured, there can be no assurances that the Company will be able to execute its exploration and development programs on its proposed schedules and within its cost estimates, whether due to weather conditions in the areas where it operates, increasingly stringent environmental regulations and other permitting restrictions, or other factors related to exploring, such as the availability of essential supplies and services.

There can be no assurances the Company will continue to be able to access the capital markets for the funding necessary to acquire and maintain exploration properties and to carry out its desired exploration programs.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and underlying commodity prices at any point in time, among other things.

The economics of any potential mineral deposits may be affected by many factors beyond the capacity of the Company to anticipate and control, such as the marketability of the minerals, government regulations relating to health, safety and the environment, the scale and scope of royalties and taxes on production, and demands for “value added” processing of minerals.

The Company is exposed to fluctuations in the exchange rate between the Canadian dollar, U.S. dollar and Mexican peso.   The majority of the mineral exploration costs are denominated in U.S. dollars.  When appropriate, the Company purchases and holds U.S. dollars to try to mitigate this risk factor.

16)

Outlook

With the receipt of the Initial Resource Estimate in September 2006, the Company has clearly achieved an important milestone in determining a significant resource base that justifies proceeding with the next logical step of work at Bahuerachi.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

16)

Outlook (continued)

The Company plans to perform infill drilling within the Bahuerachi main zone porphyry/skarn complex in order to continue increasing the overall amount of the resource base, upgrade classification of inferred material to the indicated category, expand the resource area where open potential to do so exists, as well as test additional on site targets over fiscal 2007.   The Company has retained an experienced third party to conduct a scoping study on its current resource base.  The scoping study will provide the necessary economic and technical parameters required to determine whether the project, or parts of the project, justify moving to the mining feasibility stage to convert the existing resource base to a mineable reserve base and provide a comprehensive economic analysis of the deposit’s potential.  The March 15, 2007 financing netting $9.4 million will be used to fully implement these plans.

17)

Proposed Transactions

At the date of this report, the Company had no proposed transactions.

18)

Critical Accounting Estimates

Preparation of our consolidated financial statements requires the use of estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses.  Accounting policies relating to asset impairments, amortization of property and equipment, and site reclamation accruals are subject to estimates and assumptions.

Decisions to write-off or not to write-off, all or a portion of our investment in various properties, especially exploration properties, subject to impairment analysis are based on our judgment as to the actual value of the properties and are therefore subjective in most cases.  Exploration properties found to be impaired were written-off in 2006.

Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

•

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When carrying value of the property exceeds its estimated net recoverable amount, an impairment provision is recognized to write the property down to the estimated fair value.

•

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility of the underlying stock.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

•

Accounting for reclamation obligations requires management to make estimates of reclamation and closure costs to be incurred in the future as required to complete the reclamation and environmental remediation work mandated by existing laws and regulations.  Actual costs incurred in future periods could differ from amounts estimated.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

19)

Changes in Accounting Policies Including Initial Adoption

There have been no changes in the Company’s existing accounting policies.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

20)

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivables, accounts payable and accrued liabilities are all considered representative of their respective values.

21)

Shares Outstanding

At January 31, 2007, the issued and outstanding common shares of the Company were 91,067,399.  As of March 30, 2007, issued and outstanding common shares of the Company are 111,222,399.

22)

No Significant Revenues

The Company has not had significant revenue from operations in either of its last two financial years.

Refer to the Interim Consolidated Schedule of Mineral Properties included in the unaudited interim consolidated financial statements for the capitalized exploration and mineral claim costs.

The following are the significant expenditures included in the general and administrative expenses financial statement category in the Statement of Operations for the six months ended January 31, 2007 and January 31, 2006:

	January 31, 2007	January 31, 2006
Administrative consulting fees	$ 5,214	$ 98,386
Salaries and benefits	172,347	60,888
Insurance	10,324	5,202
Directors and officers insurance	10,667	14,250
Occupancy costs	32,363	21,573
Office and secretarial	16,044	69,920
Website and networking	1,775	4,066
Travel and promotion	17,659	22,412
Investor relations	-	24,095
Stock based compensation	358,385	122,500
Total General and Administrative Expense	$ 624,778	$ 443,292

23)

Disclosure Controls and Procedures

Prior to the filing date of this report, management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2007, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

During the three months ended October 31, 2006, the Company established an effective program to ensure that the code of conduct and ethics guidelines are fully communicated and distributed appropriately to the employees, consultants and directors.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JANUARY 31, 2007

23)

Disclosure Controls and Procedures (continued)

Other than noted above, there has been no such change in the Company’s internal control over financial reporting that occurred during the first six months of fiscal 2007.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

24)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at their website www.tylerresources.com.

Forward-Looking Information

This MD&A contains certain forward-looking information.  All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Tyler Resources Inc., is forward-looking information that involves risk and uncertainties.  There can be no assurance that such information will prove to be accurate and future events and actual results could differ materially from those anticipated in the forward-looking information.